Exhibit 2.1

EXECUTION COPY

AMENDMENT NO. 1 TO THE STOCK PURCHASE AGREEMENT

THIS AMENDMENT NO. 1 TO THE STOCK PURCHASE AGREEMENT (as amended, supplemented, restated or otherwise modified from time to time, the “Amendment“) is entered into as of January 13, 2006 between Xcyte Therapies, Inc., a Delaware corporation (“Xcyte“) and Cyclacel Group PLC, a public limited company organized under the laws of England and Wales with registered number 5090795 (“Seller”). All capitalized terms not defined in this Amendment shall have the meanings ascribed to them by the Stock Purchase Agreement (as defined below).

RECITALS

WHEREAS, Xcyte and Seller are parties to that certain Stock Purchase Agreement dated as of December 15, 2005 (the “Stock Purchase Agreement”);

WHEREAS, the parties desire to make certain amendments to the Stock Purchase Agreement.

NOW, THEREFORE, in consideration of the foregoing, and of the covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Amendment to Section 2.18. Section 2.18 of the Stock Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“2.18 Authority; Binding Nature of Agreement. Seller has the right, power and authority to enter into and to perform its obligations under this Agreement and to consummate the Stock Purchase and the Liquidation. The board of directors of Seller (at a meeting duly called and held) has unanimously: (a) determined that this Agreement and the Stock Purchase and the Liquidation are advisable and fair to and in the best interests of Seller and its stockholders; (b) authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement; (c) recommended the approval of the Stock Purchase and the Liquidation by Seller’s stockholders and directed that such matters be submitted for consideration by Seller’s stockholders at the Seller Stockholders’ Meeting (as defined in Section 5.2). This Agreement has been duly executed and delivered by Seller and assuming the due authorization, execution and delivery by Xcyte, constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. To the Knowledge of Seller, (i) the Seller Stockholder Voting Agreements (A) have been duly executed and delivered by the stockholders of Seller that are party thereto, (B) constitute the legal, valid and binding obligations of such stockholders, enforceable against such stockholders in accordance with their terms and (ii) the stockholders of Seller that are party to the Seller Stockholder Voting Agreements hold a sufficient number of shares required to approve the Stock Purchase.”

2. Amendment to Section 5.2(c). Section 5.2(c) of the Stock Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“(c) Notwithstanding anything to the contrary contained in Section 5.2(b), at any time prior to the receipt of the approval of the Stock Purchase by Seller’s shareholders, Seller’s board of directors may withhold, amend, withdraw or modify the Seller Board Recommendation in a manner adverse to Xcyte if, but only if Seller’s board of directors determined in good faith, after consultation with Seller’s outside legal counsel, that the failure to withdraw, withhold, amend, or modify such recommendation is reasonably likely to result in a breach of its fiduciary duties under applicable Legal Requirements.”

3. Amendment to Section 6.3. Section 6.3 of the Stock Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“6.3 Stockholder Approval. (a) The Xcyte Required Stockholder Approval shall have been obtained and (b) the Stock Purchase shall have been approved by 51% of Seller’s outstanding capital stock plus 51% of Seller’s preferred stock voting as a separate class.”

4. Amendment to Section 9.1(d). Section 9.1(d) of the Stock Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“(d) by either Xcyte or Seller if (i) the Seller Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed, and (ii) the approval of the Stock Purchase by Seller’s shareholders shall not have been received at the Seller Stockholders’ Meeting (and shall not have been adopted at any adjournment or postponement thereof); provided, however, that (A) the right to terminate this Agreement under this Section 9.1(d) shall not be available to Seller where the failure to obtain the approval of the Stock Purchase by the Seller’s shareholders shall have been caused by the action or failure to act of Seller and such action or failure to act constitutes a material breach by Seller of this Agreement;”

5. Continued Effect. As amended hereby, the Stock Purchase Agreement is hereby ratified and confirmed and agreed to by all of the parties hereto and thereto and continues in full force and effect.

6. Counterparts. This Amendment may be executed by facsimile and in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

7. Governing Law; Successors and Assigns. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware (except to the extent that mandatory provisions of federal law are applicable) without giving effect to the principles of conflicts of law and shall be binding upon the successors and assigns of the parties.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers hereunto duly authorized as of the date set forth in the first paragraph hereof.

XCYTE THERAPIES, INC.

By:	/s/ ROBERT L. KIRKMAN
Name:	Robert L. Kirkman
Title:	Acting Chief Executive Officer

CYCLACEL GROUP PLC

By:	/s/ SPIRO ROMBOTIS
Name:	Spiro Rombotis
Title:	Chief Executive Officer